ANNUAL NOTICE
May 1, 2026
Elements® Plus Variable Annuity	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 Fax: 205‑268‑6479 www.protective.com
This Annual Notice for the Elements® Plus Variable Annuity, a group and individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Investment Options available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2002, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annuity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contracts is complex investment and involves risks, including potential loss of principal. withdrawals could result in surrender charges, taxes, and tax penalties.
Protective Life Insurance Company’s obligation under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-60149

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	8

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who has been issued a Contract.
Allocation Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the fixed accounts of the Guaranteed Account that are available in this Contract. An Allocation Option is also referred to as an “Investment Option.”
Annuity Commencement Date The date as of which the Contract Value, less applicable premium tax, is applied to an Annuity Option.
Contract  ElementsSM Plus, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
DCA Dollar cost averaging.
Effective Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Fixed Account The Fixed Account is part of the Company’s general account and is not part of or dependent upon the investment performance of the Variable Account. This account may not be available in all states.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Guaranteed Account The Fixed Account, the DCA Fixed Accounts, and any other Allocation Option we may offer with interest rate guarantees.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Variable Account The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.
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For updated Fund performance and fee information please see the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender or make a withdrawal from your Contract within nine (9) years following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 8.5% on the amount of the withdrawal minus the annual free withdrawal amount. The surrender charge starts at 8.5% and declines to 0% over nine (9) years.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. Your free withdrawal amount is $10,000 (10% x $100,000) and is not subject to a surrender charge. You will be assessed a withdrawal charge of  $7,650 (8.5% x $90,000) on the remaining amount of your surrender request.
For additional information about charges for surrenders and early withdrawals, see “EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS – Surrender Charge (Contingen Deferred Sales Charge)” in the Prospectus.

Are There Transaction Charges?
Yes. In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS – Transfer Fee” in the Prospectus.

Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.44%	1.44%
Investment options (Fund fees and expenses) (2)	0.65%	1.15%
Optional benefits available for an additional charge (for a single optional benefit, if elected)
Annual Reset Death Benefit Package (3)	0.15%	0.15%
Compound and 3-Year Reset Death Benefit Package (3)	0.15%	0.15%
Earnings Enhancement Death Benefit (3)	0.25%	0.25%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

(3)
As an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $2,094	Highest Annual Cost: $2,977
Assumes:	Assumes:

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Investment of  $100,000

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5% annual appreciation

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Least expensive combination of Base Contract fee and Fund fees and expenses

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No sales charges

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No optional benefits

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No additional Purchase Payments, transfers or withdrawals

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Investment of  $100,000

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5% annual appreciation

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Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

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No sales charges

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No additional Purchase Payments, transfers, or withdrawals

For additional information about annual charges, please see “EXPENSES - Annual Variable Account Expenses” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Is There A Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to nine (9) years following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL” and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

What Are the Risks Related with the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Are There Any Restrictions on Contract Benefits?
Yes. If you purchased an optional death benefit, withdrawals may also reduce the benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see “DEATH BENEFIT” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Allocation	Calvert VP SRI Balanced Portfolio - Class I	0.65%	11.48%	8.68%	9.81%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class(1)	0.81%	38.48%	11.08%	8.23%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class(1)	0.70%	10.88%	11.26%	9.61%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class(1)	0.82%	16.14%	10.47%	10.84%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class(1)	0.70%	17.92%	12.75%	16.41%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class(1)	0.56%	15.75%	13.81%	13.73%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I	0.85%	11.67%	10.35%	14.87%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.75%	17.45%	15.43%	11.95%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series I (1)	0.80%	12.79%	11.69%	14.22%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.86%	4.79%	3.90%	11.38%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.11%	4.53%	3.64%	11.10%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	15.32%	7.28%	11.00%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I(1)	0.95%	12.98%	1.65%	3.01%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	15.62%	12.85%	10.73%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I(1)	0.80%	15.93%	12.47%	12.53%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.67%	3.64%	2.80%	1.76%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.98%	8.33%	2.10%	4.72%
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	17.29%	13.34%	11.12%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	7.05%	10.16%	7.98%
U.S. Equity	MFS® VIT Growth Series - Initial Class - Massachusetts Financial Services Company(1)	0.73%	12.19%	11.10%	15.60%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class - Massachusetts Financial Services Company(1)	0.72%	9.90%	10.02%	14.27%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class - Massachusetts Financial Services Company(1)	0.74%	13.57%	11.33%	12.49%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class - Massachusetts Financial Services Company(1)	0.87%	12.96%	-0.28%	10.74%
U.S. Equity	MFS® VIT Research Series - Initial Class - Massachusetts Financial Services Company(1)	0.74%	12.85%	11.15%	12.93%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Allocation	MFS® VIT Total Return Series - Initial Class - Massachusetts Financial Services Company(1)	0.61%	11.16%	6.42%	7.63%
Sector Equity	MFS® VIT Utilities Series - Initial Class - Massachusetts Financial Services Company(1)	0.78%	15.01%	7.64%	9.49%
Sector Equity	VanEck® VIP Global Resources Fund - Initial Class	1.08%	36.48%	10.51%	8.33%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

The following is information for the fixed options currently available under the Contract. We may change the features of the fixed options listed below, offer new fixed options, and terminate existing fixed options. We will provide you with written notice before doing so.
Name	Term	Minimum Guaranteed Interest Rate
Fixed Account*	1 Year	3%
DCA Account 1**	6 Months	3%
DCA Account 2**	12 Months	3%
* The Fixed Account is not available in the states of Maryland, Massachusetts, Oregon, South Carolina or Washington.
** In the state of Oregon, the DCA Fixed Accounts are only available for the initial Purchase Payments.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2002, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028509